Buffer Stock Agreement

by and between:

Wisekey Semiconductors

hereinafter called

“Wisekey”

and

Key Tronic Corporation

hereinafter called

“Key Tronic”

1. About this Contract	3
2. Definitions	3
3. Agreed Product List and prices	3
4. Contract Term and Termination	3
5. Warranty and Liability	4
6. Force Majeure	5
7. Governing Law	5
8. Terms and Conditions	6
Appendix A	7
1. Buffer Stock	7
2. Agreed Product List (APL) table	7
3. Forecast	7
4. Buffer Stock inventory	7
5. Purchase Orders	8
6. Prices	8
7. Buffer Stock Management	9
7.1 Reports	9
7.2 Buffer Stock remainder and exceeding quantities	9
7.3 Buffer Stock refresh	9
8. Availability of Products	9
Appendix B	10

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1.	About this Contract

This Buffer Stock Agreement (“Contract”) establishes the terms under which Wisekey Semiconductors, a French société par actions simplifiee with its principal place of business at Arteparc de Bachasson — Bat. A, Rue de la Carriere de Bachasson, CS 60024, 13590 Meyreuil, France, (“Wisekey”); shall establish and maintain an inventory of products for Key Tronic Corporation, a corporation incorporated in the State of Washington, U.S.A., with its principal place of business at 4424 N. Sullivan Road, Spokane Valley, Washington Key Tronic (“Key Tronic”) in order to provide Key Tronic with a buffer stock of products and reduce Key Tronic’s supply lead-time.

Wisekey and Key Tronic are hereinafter individually referred to as “Party” and collectively referred to as “Parties”.

2.	Definitions

•	Products: means the products listed in the Agreed Product List in Appendix A.

•	Buffer Stock or Buffer Stock Inventory: means an inventory of Products built by Wisekey pursuant to a Buffer Stock Purchase Order.

•	Buffer Stock Purchase Order: means a purchase order meeting the requirements of this Contract, which specifically designates the type and quantity of Products to be placed in the Buffer Stock.

•	Call Off Purchase Order: means a purchase order for Products built as part of the Buffer Stock issued pursuant to the terms of this Contract.

3.	Agreed Product List and prices

This Contract applies to the Products defined in the Agreed Product List (“APL”) in Appendix A.

4.	Contract Term and Termination

This Contract shall become effective on 6/09, 2017 (“Effective Date”) and shall continue in force for a period of two (2) years (“initial term”). At the end of the initial term, this Contract shall be automatically renewed for an additional twelve-month term, unless terminated earlier according to this clause 4. At the end of the renewal term, this Contract will expire.

Termination for Convenience. Either party, in its sole discretion, may terminate this Contract at any time, without cause, by providing at least 60 days’ prior written notice to the other party.

Termination with Cause. Without prejudice to any right or remedy the Parties may have against each other for breach or non-performance of this Contract, either Party shall have the right to immediately terminate this Contract as of right as follows, if:

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•	The other Party commits a material breach of this Contract, provided the breaching Party has been notified in writing of the breach and has not rectified the same within sixty (60) days of the receipt of such notice.

•	The other Party has any insolvency proceeding instituted against it under any applicable legislation which is not dismissed within ninety (90) days, or is adjudged bankrupt, ceases or suspends business, or makes an assignment of the majority of its assets for the benefit of its creditors;

•	A Party is acquired by, acquires or merges with a third party that is a competitor of the other Party; for purposes of this clause, “acquired by” or “acquires” means the acquisition of “Control” and “Control” means the direct or indirect holding of more than 50% of the nominal value of the issued share capital in the legal entity or person concerned, or of a majority of the voting rights of the person or entity entitled to vote in the election of directors or, in the case of an entity that is not a corporation, the election of the corresponding managing authority; or

•	The other Party sells, assigns or otherwise transfers all or substantially all of its assets to any third party that is a competitor of such Party.

Upon Termination of this Contract:

•	Wisekey will ship to Key Ironic the remainder of the Buffer Stock inventory not yet pulled and invoice the corresponding amounts to Key Tronic

•	Wisekey will finish manufacturing the WIP (Work In Progress) necessary to replenish the Buffer Stock, if any, ship the products to Key Tronic and invoice the corresponding amounts to Key Ironic.

The Supplier will always endeavour to minimise the Customer’s liability by either negotiating with its suppliers to reduce or cancel incoming shipments or selling the Products to other customers.

5.	Warranty and Liability

5.1              Wisekey warrants that the Wisekey Products supplied hereunder will under normal and proper use, be free from defects in material and workmanship and will conform to Wisekey’s applicable standard written specifications or, if appropriate, to the specification accepted in writing by Wisekey for a period of one (1) year from the date of delivery (the “Warranty period”).

5.2              These obligations only apply if (i) written notice is received five days after discovery of the defectiveness by Customer and before the expiration of the Warranty period, (ii) after Wisekey’s written authorization, Products are returned to Wisekey’s original shipping point, freight charges prepaid, and (iii) after examination Products are recognised as defective by Wisekey. Wisekey’s warranty shall be limited to the repair or the replacement, free of charge, of any Products that may be recognised as defective by Wisekey.

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5.3               This warranty will not apply if the Products are subject to operating and/or environmental conditions in excess of the maximum values stated in the applicable specifications or otherwise have been subject to, including but not limited to, misuse, tampering, neglect, improper installation, abnormal stress, repair, modification, alteration or damage.

5.4              Except as is set out in this section 5, Wisekey grants no other warranties, either expressed or implied, including any implied warranties of quality, merchantability and fitness for a particular purpose.

5.5              In no event shall either party be liable under any legal theory for any indirect, special, incidental and/or consequential damages. Damages such as but not limited to loss of profits, loss of revenue, loss of savings, loss of goodwill and/or loss of data shall be deemed as indirect and/or consequential damages and shall not give rise to any liability of a party hereunder nor to payment of any compensation by a partyWisekey, even if the party has been advised of the possibility of such damages. Under no circumstances shall Wisekey’s liability hereunder exceed an amount equal the net amount of the Order of Products or services which gave rise to the liability.

5.6              Wisekey shall not be liable and shall not grant any warranty to Key Tronic or any third party for any losses, damages, liabilities, costs or expenses incurred or arising or resulting from the use of any Product as, components in (a) any military or military related uses, application or system, including but not limited to military device, nuclear facilities, weapons device, method, application or system (b) any spatial or spatial related uses, including device, method, application or system (c) any medical, life saving or life support device or system, or (d) any safety device or system in any automotive application and mechanism (including but not limited to automotive brake or airbag systems), or (e) any air traffic control device, application or system, or (f) any other device, application or system, in connection with such uses.

5.7              Wisekey shall not be liable or responsible for any litigation, lawsuit or claims incurred or arising or resulting from the use of any Product as set out in clause 5.6.

5.8              The limitations and exclusions of liability provided in this article 5 constitute an essential and determining condition of Wisekey willingness to enter into this contract and shall apply in all circumstances, including in case of breach of a material obligation.

6.	Force Majeure

Wisekey shall be released from any obligation and shall not be responsible for any damages in the event of force majeure or any event beyond Wisekey reasonable control such as but not limited to, cases of war, rioting, fire, strikes, natural disasters or any impossibility to obtain supplies.

7.	Governing Law

In the event of a dispute arising out of or in connection with this Agreement, including but not limited to, its formation, validity, construction, performance, expiration or termination, which cannot be settled by the Parties by mutual agreement, each party irrevocably agrees that any legal action, suit or proceeding brought by it must be brought solely and exclusively in, and will be subject to the service of process and other applicable procedural rules of London, United Kingdom and each party irrevocably submits to the sole and exclusive personal jurisdiction of the courts in London, United Kingdom, generally and unconditionally, with respect to any action, suit or proceeding brought by it or against it by the other party, including but not limited to summary proceedings.

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This Agreement shall be governed and construed according to the laws of England & Wales without reference to any conflicts of laws provisions.

8.	Terms and Conditions

All purchases of Products by Key Tronic from Wisekey during the term of this Contract shall be subject to the terms and conditions of this Contract and of Wisekey’s General Terms and Conditions of sale, the current version of which is attached hereto as Exhibit B and incorporated herein by reference. In case of any inconsistency between this Contract and Wisekey’s General Terms and Conditions of sale, the provisions of this Contract shall prevail. Wisekey may update or modify its General Terms and Conditions of sale from time to time, and such updated or modified version thereof will, upon written notice to Key Tronic, apply in relation to any future orders of Products by Key Ironic from Wisekey hereunder Key Ironic.

IN WITNESS WHEREOF the Parties hereto have through their duly authorized representatives caused this Contract to be executed on the date first written above.

For and on behalf of Wisekey Semiconductors Name: Bernard Vian Title: General Manager /s/ Bernard Vian	For and on behalf of Key Tronic Corporation /s/ Brett Larson Name: Brett Larson Title: EVP and CFO

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Appendix A

1.	Buffer Stock

Key Tronic shall place to Wisekey a Buffer Stock Purchase Order for a quantity of Products to be stored in the Buffer Stock.

2.	Agreed Product List (APL) table

The Products covered by this Contract are the following.

Product Type	Minimum Delivery Quantities (MDQ)	Estimated Delivery time ex Buffer Stock	Estimated replenishment lead- time
AT9OSCR075LOKXX21-Z1T	24,5 Ku	5 calendar days	20 weeks
AT9OSCR2OOLHS-Z1T	4.9 Ku	5 calendar days	20 weeks

3.	Forecast

Every month, Key Tronic shall provide a 12 months rolling forecast for the delivery of Products. Forecasts will be reviewed on a monthly basis by Wisekey and Key Tronic.

4.	Buffer Stock inventory

The inventory of Products to be part of the Buffer Stock will be defined and agreed between the Parties based on the provided forecasts. The quantity of Products will correspond to the average monthly quantity to be delivered in the coming twelve months with adjustment linked to the MDQ. It shall be reviewed during the monthly forecast meetings and may be adjusted pursuant to 7.2.

The initial Buffer Stock herebelow has been agreed at the time of signature of this Contract. Subsequent changes to Buffer Stock must be approved in writing by Key Ironic.

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Product Type	Initial Buffer Stock inventory	Packaging	Unit Price
AT9OSCR075LOKXX21-Z1 T	49 Ku	QFN32 - Tray	USD 0.70
AT9OSCR2OOLHS-Z1T	9.8Ku	QFN32 - Tray	USD 1.30

Once Buffer Stock Inventory is pulled even partially, Wisekey has the responsibility to replenish inventory to satisfy the agreed Buffer Stock level. At reception of a Call Off Purchase Order (as per conditions described in section 5 below), Wisekey will send an Order Acknowledgement for the delivery of the Call Off Purchase Order and an Order Acknowledgement for the replenishment of the Buffer Stock inventory.

5.	Purchase Orders

When placing Purchase Orders, Key Tronic shall instruct Wisekey whether the parts should come from the Buffer Stock (“Call Off Purchase Orders”) or not.

The Buffer Stock may be pulled in full quantity or in parts / increments of Minimum Delivery Quantities.

6.	Prices

Key Tronic will be liable for this Buffer Stock inventory at the prices set forth below. Products shall be delivered FCA Incoterms 2010.

Product Type	Packaging	Unit Price
AT9OSCR075LOKXX21-Z1T	QFN32 - Tray	USD 0.70
AT9OSCR200LHS-Z1T	QFN32 - Tray	USD 1.30

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7.	Buffer Stock Management

7.1	Reports

To monitor the Buffer Stock quantities, Wisekey will provide to Key Tronic a monthly written update on the buffer stock quantities.

7.2	Buffer Stock remainder and exceeding quantities

In the event a Product Type has not been delivered for 4 months or more, Wisekey may, for that Product Type:

•	ship the remainder of the Buffer Stock not yet pulled to Key Tronic and invoice the corresponding amount.

•	finish manufacturing the WIP (Work In Progress) necessary to replenish the Buffer Stock, if any, ship the products to Key Tronic and invoice the corresponding amounts to Key Ironic

In the event that the number of units of a Product Type stored in the Buffer Stock is higher than the average monthly number of units of that Product Type delivered during the last 6 months and forecasted for the next 6 months, Wisekey may ship the exceeding quantity to Key Tronic and invoice Key Tronic the corresponding amount.

In that case, Key Tronic shall amend its Buffer Stock Purchase Order so that the quantity of Products in the Buffer Stock Purchase Order corresponds to the quantity of Products to be stored by Wisekey in the Buffer Stock.

7.3	Buffer Stock refresh

Wisekey will ensure the Products will be refreshed to avoid date code aging in accordance with industry standard practices.

8.	Availability of Products

Wisekey will apply JEDEC 48 Standard for product end-of-life. WISeKey shall provide a written notice to Key Tronic, allowing 6 months from the notice to place final orders, and 12 months from the notice for final shipments.

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Appendix B

GENERAL TERMS AND CONDITIONS OF SALE OF WISEKEY SEMICONDUCTORS

Article 1 - Scope of application

By placing an order with WISeKey Semiconductors or one of its subsidiaries (hereinafter referred to as « WISeKey Semiconductors »), Customer shall be deemed to accept these general conditions of sale without qualification, and in spite of any specific clauses to the contrary that may appear on Customer’s order form or general conditions of purchase. Acceptance of any supplementary conditions shall not amount to a waiver of these general conditions of sale. These conditions shall systematically govern any supplies provided by WISeKey Semiconductors to the exclusion of any documents such as brochures, catalogues, literature, or drawings that may be issued by WISeKey Semiconductors for information purposes and that have no binding value.

Article 2 - Products

The word “Products” means the goods, products, materials, software, supplies, parts, assemblies, technical data, drawings, services, supplied by WISeKey Semiconductors.

Article 3 - Orders

Customer’s orders constitute an offer to contract and will be provided to WISeKey Semiconductors in written form (the “Order”). The Order shall only become a binding contract between Customer and WISeKey Semiconductors upon WISeKey Semiconductors’ issuance of WISeKey Semiconductors’ acknowledgment of Order. Said contract shall be governed by and deemed to incorporate all applicable terms and conditions set forth herein.

Article 4 - Deliveries

Except as otherwise agreed in writing by WISeKey Semiconductors, delivery shall be deemed to take place when the Products have been given to a carrier designated by Customer, or failing that, chosen by WISeKey Semiconductors, or have been made available at the premises mentioned in the notification issued by WISeKey Semiconductors, to Customer that the Products have become available. Delivery times are only indicated approximately and may in no event justify the payment of penalties for delay damages, withholding of payment, or the cancellation of any orders in progress, regardless of their causes, length or consequences.

Article 5 - Transfer of risks - Transport

Products shall be sold FCA (Incoterms 2010) unless otherwise indicated in writing by WISeKey Semiconductors and shall be carried at the risk of Customer, notwithstanding the reservation of title provision as per article 14 herein, and regardless of the stipulations in the Order pertaining to the transport.

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Products shall be transported at the expense of Customer, including all insurances, by the carrier designated thereby, or otherwise chosen by WISeKey Semiconductors. Customer shall be responsible for submitting any observations and reservations to the transport in the event of any loss or damage during transport, by registered letter with return receipt, or by an extra judicial (extra-judiciaire) document within three days as from the receipt of the Products (article L. 133-3 of the French Commercial Code).

Article 6 - Non compliance

WISeKey Semiconductors shall use its commercially reasonable efforts to deliver the exact quantity of Products, as set out in the relevant Order. However, for Products consisting of integrated circuits, any variation in WISeKey Semiconductors’ supplies of plus or minus 5% of the ordered quantity, will be tolerated and deemed in compliance with Customer’s Order. Furthermore, in the event of non-compliance of the delivery to the Order, Customer shall forward any such claim to WISeKey Semiconductors within a period of fifteen (15) days as from the delivery date. No claims shall be taken into account if they are received after said deadline. Any Products that may be recognised by WISeKey Semiconductors as defective will be replaced, free of charge and in the same quantities, excluding any indemnification or damages.

Article 7 - Prices

Prices stated and accepted under the Order herein shall be firm and given on an FCA (Incoterms 2010) basis, exclusive of taxes and packing. All taxes and customs duties of any kind shall be charged to and paid by Customer. In addition, if during the fulfilment of the Order, due to any economic, political or legal circumstances, the spirit and economics of the relations between the parties should be modified to the extent that the fulfilment of the Order is rendered detrimental to WISeKey Semiconductors the parties undertake to renegotiate the terms of the Order in order to remedy such unreasonable effect as far as is reasonably possible. In such a case, WISeKey Semiconductors shall send a written report on the circumstances. The parties shall meet within thirty (30) days as of the date such written report is provided to Customer. Should the parties fail to reach an agreement within a period of sixty (60) days as of said date the written report is provided to Customer, WISeKey Semiconductors, may terminate as of right the remainder of the Order (by giving one (1) month’ prior notice). Should the parties reach an agreement, they shall pursue the Order and their commercial relations in accordance therewith. Such agreement shall be contained in an amendment to the Order signed by both parties.

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Article 8 - Invoicing — Payment

8.1. Except as otherwise agreed in writing by WISeKey Semiconductors, payments shall be made in United States Dollars (US$) and shall be payable at WISeKey Semiconductors, it being understood that the first Order is payable for a total amount upon WISeKey Semiconductors’ acceptance of the Order and for subsequent Orders within a period of thirty (30) days as from the date of the invoice, net and without discount.

8.2. In the absence of payment within the deadlines stipulated in 8.1 above, Customer shall be liable for the payment of an indemnity corresponding to 10% of the unpaid sums, with a minimum of 40 Euros in accordance to the applicable law, as well as penalties for late payment calculated by applying to the outstanding sums the then current rate of European Central Bank for its refinancing operations plus 10 percentage points. Any claims shall not release Customer from paying each invoice on the due date. In the event of any delay or failure to pay for all or part of the Products on the due date, any outstanding amounts owed to WISeKey Semiconductors, by Customer shall immediately become payable, even if they have not become due. In addition, in the absence of any remedy 48 hours after formal notice, WISeKey Semiconductors shall be entitled either to terminate as of right the Order and/or any Orders in progress and/or to request the return of any Products already delivered, pursuant to the reservation of title provision in article 14.

Article 9 - Intellectual and industrial property rights

9.1. All intellectual or industrial property rights relating to the Products shall remain the exclusive property of WISeKey Semiconductors. The payment by Customer of the price for such Products shall not constitute any assignment of such rights or any licence thereto (except for the license on Software set out in Section 9.2 below).

9.2. Customer warrants that any manufacturing and/or integration process implemented by or for Customer and/or any Customer products incorporating or operating in conjunction with, any Products supplied hereunder, shall not infringe any intellectual or industrial property rights of third parties. Customer shall be fully responsible for any claim or action being brought by a third party, as a result of which the manufacturing and/or integration process implemented by or for Customer and/or any Customer products incorporating or operating in conjunction with, any Products supplied hereunder, is prohibited, limited or modified. Customer shall ensure that the use of the Products is not infringing any third party intellectual and/or industrial property rights and WISeKey Semiconductors, hereby disclaims any warranty of non- infringement of such rights in relation to such use. Customer shall defend, hold harmless and indemnify WISeKey Semiconductors from and against any liabilities, damages, costs, expenses and losses arising out of or in connection with such claim or action. Customer also undertakes to indemnify WISeKey Semiconductors against the entire damage, losses and costs caused to WISeKey Semiconductors because of any partial or total non-performance of the Order by Customer. Customer acknowledges that in the event of any proceedings being brought against it for infringement of any property rights whatsoever belonging to a third party, WISeKey Semiconductors shall be entitled to automatically terminate as of right any Orders in progress by sending a registered letter return receipt requested, without prejudice to its rights and remedies with respect to Customer.

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9.3. Any software provided as a Product or integrated in any Products (hereafter the “Software) is protected by copyright pursuant to the applicable international conventions and, as the case may be, by other intellectual property rights. Subject to third party rights on licensed technology integrated by WISeKey Semiconductors in the Software, Customer acknowledges that WISeKey Semiconductors has exclusive property rights to the elements of the Software. Therefore, Customer shall not claim or challenge any rights to the Software. WISeKey Semiconductors hereby grants to Customer a non-exclusive, non-transferable, worldwide right to use any Software only for the duration specified in the Order or otherwise for the useful life of the Product.

9.4. Subject to compliance with the legal exceptions strictly enumerated in article L.122-6-1 of the French Intellectual Property Code, Customer shall not modify, alter, adapt, translate reformat, copy, display, distribute and transmit without incorporation into the Products, publish, license, create derivative works from, or obtained by, reverse-engineer, decompile, disassemble or in any way attempt to create or to discover source code from, the Software or any portion thereof. WISeKey Semiconductors retains the right to correct the Software and Customer agrees to make a written request to WISeKey Semiconductors and provide WISeKey Semiconductors with reasonable notice prior to exercising any statutory right in relation thereto. Rights holders reserve all rights granted by French regulations, including but not only rights enumerated into article L. 122-6 and L. 122-6-1 of the French Intellectual Property Code.

Article 10 - Warranty and Liability Limitations

10.1. WISeKey Semiconductors warrants that the WISeKey Semiconductors Products supplied hereunder will under normal and proper use, be free from defects in material and workmanship and will conform to WISeKey Semiconductors’ applicable standard written specifications or, if appropriate, to the specification accepted in writing by WISeKey Semiconductors for a period of one (1) year from the date of delivery (the “Warranty period”).

10.2. These obligations only apply if (i) written notice is received five days after discovery of the defectiveness by Customer and before the expiration of the Warranty period, (ii) after WISeKey Semiconductors’ written authorization, Products are returned to WISeKey Semiconductors’ original shipping point, freight charges prepaid, and (iii) after examination Products are recognised as defective by WISeKey Semiconductors. WISeKey Semiconductors’ warranty shall be limited to the repair or the replacement, free of charge, of any Products that may be recognised as defective by WISeKey Semiconductors.

10.3. This warranty will not apply if the Products are subject to operating and/or environmental conditions in excess of the maximum values stated in the applicable specifications or otherwise have been subject to, including but not limited to, misuse, tampering, neglect, improper installation, abnormal stress, repair, modification, alteration or damage.

10.4. Except as is set out in this section 10, WISeKey Semiconductors grants no other warranties, either expressed or implied, including any implied warranties of quality, merchantability and fitness for a particular purpose. The parties hereby expressly waive and disclaim the statutory warranty of hidden defects.

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10.5. In no event shall WISeKey Semiconductors be liable under any legal theory for any indirect, special, incidental and/or consequential damages. Damages such as but not limited to loss of profits, loss of revenue, loss of savings, loss of goodwill and/or loss of data shall be deemed as indirect and/or consequential damages and shall not give rise to any liability of WISeKey Semiconductors hereunder nor to payment of any compensation by WISeKey Semiconductors, even if WISeKey Semiconductors has been advised of the possibility of such damages. Under no circumstances shall WISeKey Semiconductors’ liability hereunder exceed an amount equal the net amount of the Order of Products or services which gave rise to the liability.

10.6. WISeKey Semiconductors, shall not be liable and shall not grant any warranty to Customer or any third party for any losses, damages, liabilities, costs or expenses incurred or arising or resulting from the use of any Product as, components in (a) any military or military related uses, application or system, including but not limited to military device, nuclear facilities, weapons device, method, application or system (b) any spatial or spatial related uses, including device, method, application or system (c) any medical, life saving or life support device or system, or (d) any safety device or system in any automotive application and mechanism (including but not limited to automotive brake or airbag systems), or (e) any air traffic control device, application or system, or (f) any other device, application or system, in connection with such uses.

10.7. WISeKey Semiconductors shall not be liable or responsible for any litigation, lawsuit or claims incurred or arising or resulting from the use of any Product as set out in clause 10.6.

10.8. The limitations and exclusions of liability provided in this article 10 constitute an essential and determining condition of WISeKey Semiconductors willingness to enter into this contract and shall apply in all circumstances, including in case of breach of an essential obligation.

Article 11 - Confidentiality

Any information that may have been brought to the knowledge of Customer in the context of the Order, whether or not it is covered by an intellectual property right and regardless of its nature, in particular and without limitation any documents, specifications, studies, designs, drawings, know-how, tools and components (referred to hereinafter as “the Information”) shall remain strictly confidential.

Customer undertakes not to disclose or forward the said Information to any third party, and to take any necessary measures to ensure compliance with this confidentiality clause by its respective members of staff. The confidentiality obligations set forth herein will be valid for a minimal period of five (5) years as from disclosure. However, confidentiality obligations with respect to any source code will be valid for the whole duration of protection by the applicable intellectual property rights.

Article 12 - Force maieure

WISeKey Semiconductors shall be released from any obligation and shall not be responsible for any damages in the event of force majeure or any event beyond WISeKey Semiconductors, reasonable control such as but not limited to, cases of war, rioting, fire, strikes, natural disasters or any impossibility to obtain supplies.

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Article 13 - Reservation of title

THE TRANSFER OF TITLE TO THE PRODUCTS (EXCLUDING TITLE TO INTELLECTUAL PROPERTY RIGHTS) SHALL BE SUBJECT TO THE FULL PAYMENT OF THE PRICE BY CUSTOMER ON THE DUE DATE. PAYMENT SHALL NOT BE DEEMED TO HAVE TAKEN PLACE UNTIL THE RECEIPT BY WISeKey Semiconductors OF CLEARED FUNDS.

In the event that payments are not made upon due date, WISeKey Semiconductors reserves the right to take back the delivered Products at the risk and expense of Customer in accordance with the provisions of article 8.

Article 14 - Applicable law - Jurisdiction

THE PRESENT GENERAL CONDITIONS OF SALE AND ANY ORDERS SHALL BE GOVERNED BY THE LAWS OF FRANCE EXCLUDING ANY CONFLICTS OF LAWS RULES. THE UNITED NATIONS CONVENTION ON CONTRACTS FOR THE INTERNATIONAL SALE OF GOODS WILL NOT APPLY TO THESE TERMS.

Any dispute that may arise out of or in connection with these GENERAL CONDITIONS OF SALE and/or any subsequent Orders, including without limitation, the formation, validity, construction, performance, expiration or termination of the ensuing contract, shall be referred to the exclusive jurisdiction of the competent courts within the jurisdiction of the Court of Appeal of Aix en Provence, France, including in case of plurality of defendants, contribution or guarantee claims or any third party proceedings, and/or summary proceedings.

Article 15 - Termination

Except as otherwise expressly provided in these General Conditions of Sales, in case of breach of its obligations by Customer, WISeKey Semiconductors may terminate any Order as of right on expiration of a seven (7) day prior written notice, if Customer has failed to cure such default during such prior notice period, without prejudice to any indemnity, penalty, damages and/or remedies WISeKey Semiconductors may have.

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